Filed by: New Motion, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934

Subject Company: New Motion, Inc.
Commission File No: 000-51353

Address of New Motion, Inc.
42 Corporation Park, Suite 250
Irvine, California 92606
Registrant's telephone number, including area code: (949) 777-3700

On Monday, October 15, 2007, New Motion, Inc. for the first time publicly disclosed a management presentation dated October 12, 2007 relating to the planned merger with Traffix, Inc.  A copy  of this presentation appears below.

Management Presentation

New Motion Inc. & Traffix Inc.

Merged Company

October 12, 2007

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Transaction Summary

Surviving Entity	New Motion will be the surviving publicly trade entity
Key Terms	Post-transaction fully-diluted ownership split of 55% / 45% (calculated using the treasury stock method based on an assumed New Motion stock price of $15.50) in favor of existing New Motion shareholders and other security holders (implied exchange ratio of 0.683); fully-diluted ownership split subject to certain closing adjustments which could result in a split of 57%/43% (calculated using the treasury stock method based on an assumed New Motion stock price of $15.50 per share).
Number of Shares to be Issued	10,970,047 million shares to be issued, calculated using the treasury stock method, resulting in pro forma shares outstanding of 24,451,250 million; 11,935,278 million shares to be issued on a fully-diluted basis, calculated using the treasury stock method, resulting in pro forma shares outstanding of 25,854,866
Structure of Transaction	Transaction is structured as a merger and is intended to qualify as a tax-free reorganization within the meaning of Section 368 of the Internal Revenue Code of 1986
Expected Close Date	Best efforts to close by January 14, 2008
NASDAQ Listing	Approval of a New Motion NASDAQ listing is a condition to closing
Post-Transaction Governance	Seven member Board of Directors composed of three individuals nominated by New Motion (two of whom must qualify as independents), three individuals nominated by Traffix (two of whom must qualify as independents), and the CEO of New Motion
Post-Transaction Leadership	The current leadership of New Motion and Traffix will continue to operate the combined company. Burton Katz will assume the role of Chief Executive Officer and Andrew Stollman will assume the role as President.

Company Overview

- **Digital Entertainment Network** - A leading, US based, mobile entertainment and Internet media company distributing premium content directly to consumers.
- **The Right Revenue Model** - Combine ad supported proprietary content and wide Internet distribution to acquire subscribers who are billed through cell phone carrier.
- **Growing Market** - The U.S. mobile content market is growing at 62% CAGR to 22.5 BB by 2010 and online advertising is expected to almost double in size to 32BB in same time period.
- **Well Positioned** - Serving trend where consumers access digital content online, want to interact with associated services on their mobile device, and are willing to pay for ability to do so.
- **Balanced, Unique Product Portfolio** - Our products are consumed across mobile and Internet platforms with minimal associated COGS.
- **Financial Strength** - Combined company will have strong balance sheet, significant cash position, and positive FCF from the outset.
- **Seasoned Management Team** - Proven experience and success operating companies in a public environment across the Internet, mobile, and direct marketing sectors.

NEW MOTION INC

How Important is Mobile Entertainment and Internet Media?

The U.S. mobile content market is expected to grow dramatically.



U.S. Mobile Content Revenues
$ Billions
$40
$30
$20
$10
$0
CAGR: 62%
$5.4
$1
$1.1
$3.3
$10.5
$2.0
$2.6
$5.9
$19.8
$3.8
$5.9
$10.1
$27.1
$5.1
$9.5
$12.5
$37.5
$7.5
$15.0
$15.0
2006
2007
2008
2009
2010
Source: eMarketer, September 2006
Mobile Content:
Messaging
Entertainment
Information

Source: Juniper Research, November 2006

Online advertising gaining share in terms of overall ad spend driving 100% increase.



U.S. Online Ad Spend
$ Billions
$40
$30
$20
$10
$0
Positive Trends:
19% Growth in 2007(e)
Market Doubles 2006-2010(e)
$7.3
$9.6
$12.5
$16.4
$19.5
$23.8
$28.1
$32.3
$38.5
2003
2004
2005
2006 (e)
2007 (e)
2008 (e)
2009 (e)
2010 (e)
2011 (e)
Source: eMarketer, February 2007

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NEW MOTION INC.

Convergence of Mobile Entertainment and Internet Media

Premium billed subscriptions allow us to integrate and leverage two complementary media, entertainment and distribution channels

Fixed Internet	Mobile Media
Measurable Acquisition Vehicle	Customer Activation & Retention Capability
Demonstrable Scale	Accessible Reach & Portability
Free Content, Ad Supported	Premium Billed Content, Subscription Based
Rich Media over Broadband	Short Form Content 'On the Go'

Company Overview – Marketing Process


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Company Overview – Marketing Process


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Company Overview – Marketing Process (print vesion of slide)


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Company Overview – Direct to Consumer Value Chain

- Revenues from off-deck services account for approx 35%+ of all U.S. mobile content revenue and is one of the fastest growing distribution for premium mobile entertainment.
- VAS Provider relationship directly with end consumer.
- Consumer billed by carrier typically via third party aggregator.
- Subscription based business creates recurring business model where key operational and competitive drivers are Subscribers, CPA, ARPU, Life Time Value (LTV), & Pay Back Period.
- Provider not exposed to lack of 'merchandising control' & 'disintermediation risk' by carrier.


Content & Application Provider
Value Added Service Provider
Distribution & Media Owner
3rd Party Biller
TelCo Network
Consumer
Off Deck
Cost to NMI
Rev to NMI

Company Overview - Direct to Consumer Value Chain

- Revenues from off-deck services account for approx 35%+ of all U.S. mobile content revenue and is the fastest growing distribution for premium mobile entertainment.
- VAS Provider relationship directly with end consumer.
- Consumer billed by carrier typically via third party aggregator.
- Subscription based business creates recurring business model where key operational and competitive drivers are Subscribers, CPA, ARPU, Life Time Value (LTV), & Pay Back Period.
- Provider not exposed to lack of 'merchandising control' & 'disintermediation risk' by carrier.


A Focused, Vertically Integrated Mobile Entertainment & Internet Media Company
Content & Application Provider
Value Added Service Provider
Distribution & Media Owner
3rd Party Biller
TelCo Network
Consumer
Cost to NMI
Rev to NMI

Company Overview - Value Chain Business Metrics

	NMI Today	NMI - TRFX Combined
Standard End User Retail Price (Monthly Fee)	$9.99	$9.99
Net Revenue Booked Pre-Reserves and Allowances	$6.00	$6.00
Approximate Net Revenue per Billed User Per Month (ARPU)	$5.82	$5.82
Third Party Content Costs	2% - 4% of Net	2% - 3% of Net
Approximate Cost Per Acquisition (CPA)	$10.00	$8.80
Approximate Net Revenue per User (ARPU)	$5.82	*$6.22
Approx Life Time Value of Customer (LTV) 1st 12 months	$21 to $23	*$22 to $24.5
Est. Payback Period (PBP)	4-5 Months	3 - 4 Months
Est. Return on Marketing Investment (ROI) first Year	120%	164%

**Increased Net ARPU and LTV is due to moderate increases in advertising units to new and existing mobile premium subscribers. Incremental revenue will appear in marketing services segment of financial statements.*

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NEW MOTION INC.

Projected Revenue Growth Opportunity



Projected Subscriber Revenue vs. Costs
$ Millions
$9
$8
$7
$6
$5
$4
$3
$2
$1
$0
$4.125m
$5.5m
$8.8m
$2.3m
$2.6m
$800k
$850k
$900k
$1m
$1.05m
10.07 11.07 12.07 1.08 2.08 3.08 4.08 5.08 6.08 7.08 8.08 9.08 10.08 11.08 12.08
Q4.07
Q1.08
Q2.08
Q3.08
Q4.08
Key:
Fixed Costs
Customer Aquisition Expense
Recurring Revenue

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Company Overview – Our Products

- Categories: Interactive Contests, Casual Games, Digital Music,& Lifestyle/ Community.
- Product strategy geared toward converting online content into mobile subs.
- Short form entertainment content available 'on the PC' or 'on the Go'.
- Services expand demographic reach for premium billed mobile services.

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- Initial launch, January 2007.
- Over 450,000 active subscribers. (10/12/07)


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NEW MOTION INC

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- Integrated online & mobile game site that taps into the exploding growth in online casual games.
- Target audience - female, casual game users who are 28 to 50 years old.
- First online, premium billed mobile entertainment service creating a new, powerful business model.
- Customers pay $9.99 a month - via their mobile - to play online games, download mobile content, & win prizes.
- Over 175,000 customers have subscribed; 85,000 active premium subs. (10/12/07)



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Altnet Live

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- Integrated PC based music rental and ringtone service sold alongside mobile music club for one single price.
- Service billed on the mobile phone rather than credit card.
- Mid term ability to leverage innovative GFR, DRM capability.
- Exclusive marketing partnership with New Motion signed.


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NEW MOTION INC.

Community & Lifestyle

Free open access and premium billed mobile communities.



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Traffix - Wide, Diverse, & Owned Distribution

AFFILIATE
- 5000 publishers across Hot Rocket network
- 500+ new publishers per month
- Exclusive access to key offers

COMMUNITY
- Q121 mobile photo sharing community
- Mobile and Internet music community

DATA MGMT
- Database of 150 million consumers
- 20 million opt-in wireless users
- 300+ direct clients

SEARCH
- Over 1MM organic & PPC search clicks p/d
- 1.8MM search terms managed p/d
- Full service SEO/SEM agency

WEB
- 18 content websites across verticals
- 25 million unique visitors p/m
- 50,000+ full registrations per day


WEB
AFFILIATE
COMMUNITY
DATA MGMT
SEARCH

Mobile Entertainment & Internet Media Company Competitive Matrix

Recurring Revenue ◄► Transactional

Existing Mobile Content Companies

Service Emphasis - acquire customers via indirect media buying relationships or via carrier deck for basic services; ringtones, & wallpaper subscriptions within an increasingly crowded space

Current Environment - strong growth business but facing increasing CPA's, historically low usage services, and difficulty in creating brand recognition

Brokered Distribution ◄► Owned Distribution

Mobile Entertainment & Internet Media Company Competitive Matrix

Recurring Revenue ◄► Transactional

Existing Mobile Content Companies

- Buongiorno
- Dada Mobile
- Playphone
- New Motion
- Acotel
- Cellfish (Lagadere)
- Glu Mobile
- Thumbplay
- Jamster (Fox)
- Hands On Mobile

Brokered Distribution ◄► Owned Distribution

Mobile Entertainment & Internet Media Company Competitive Matrix

Recurring Revenue ↔ Transactional

Existing Mobile Content Companies

Buongiorno
Dada Mobile
Playphone
New Motion
Acotel
Cellfish (Lagadere)
Glu Mobile
Thumbplay
Jamster (Fox)
Hands On Mobile

Ad Networks & Lead Generation

Service Emphasis *- develop wide relationships with thousands of individual web publishers acting as value added supplier between publishers & advertisers*

Current Environment *- A growing market where top tier players create sustainable competitive advantages by controlling exclusive offers which accelerate growth in the underlying publisher network.*

Brokered Distribution ↔ Owned Distribution

Mobile Entertainment & Internet Media Company Competitive Matrix

Recurring Revenue ⟷ Transactional (vertical axis)

	Brokered Distribution	Owned Distribution
Recurring Revenue	**Existing Mobile Content Companies** Buongiorno Dada Mobile Playphone New Motion Acotel Cellfish (Lagadere) Glu Mobile Thumbplay Jamster (Fox) Hands On Mobile	
Transactional	**Ad Networks & Lead Generation** Azoogle Value Click Blue Lithium Traffix Miva Think Partnership Aptimus Right Media	

Brokered Distribution ⟷ Owned Distribution

Mobile Entertainment & Internet Media Company Competitive Matrix

Recurring Revenue ↔ Transactional

Existing Mobile Content Companies

Buongiorno
Dada Mobile
Playphone
New Motion
Acotel
Cellfish (Lagadere)
Glu Mobile
Thumbplay
Jamster (Fox)
Hands On Mobile

Ad Networks & Lead Generation

Azoogle
Value Click
Blue Lithium
Traffix
Think Partnership
Miva
Aptimus
Right Media

Ad Supported Branded Content

Service Emphasis *- Employ premium content leveraging brand loyalty alongside organic search to drive & own, well segmented audience online*

Current Environment *- Growth business as expanding number of consumers spend more time online & advertisers follow with new & innovative ad formats. Still, inventory is larger than current demand as ½ of all inventory goes unsold.*

Brokered Distribution ↔ Owned Distribution

NEW MOTION INC

Mobile Entertainment & Internet Media Company Competitive Matrix

Recurring Revenue ◄► Transactional

Existing Mobile Content Companies

Buongiorno
Dada Mobile
Playphone
New Motion
Acotel
Cellfish (Lagadere)
Glu Mobile
Thumbplay
Jamster (Fox)
Hands On Mobile

Ad Networks & Lead Generation

Azoogle
Value Click
Blue Lithium
Traffix
Think Partnership
Miva
Aptimus
Right Media

Ad Supported Branded Content

Traffix
ESPN.com
Yahoo
MSN
iVillage
About.com
CNN.com
HowStuffWorks.com

Brokered Distribution ◄► Owned Distribution

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NEW MOTION INC

Mobile Entertainment & Internet Media Company Competitive Matrix

Recurring Revenue ⟷ Transactional

Existing Mobile Content Companies

Buongiorno, Dada Mobile, Playphone, New Motion, Acotel, Cellfish (Lagadere), Glu Mobile, Thumbplay, Jamster (Fox), Hands On Mobile

Fully Integrated Mobile Entertainment & Internet Media Company

Service Emphasis - Combines digital content, online distribution, & premium billing into a single entity w/ ability to provide innovative mobile offers, create brand recognition, & higher LTV's

Current Environment - limited competition & first mover advantage w/ ability to breakout w/ significant scale, high gross margins, & strong cash flow

Ad Networks & Lead Generation

Azoogle, Value Click, Blue Lithium, Traffix, Think Partnership, Miva, Aptimus, Right Media

Ad Supported Branded Content

Traffix, ESPN.com, Yahoo, MSN, iVillage, About.com, CNN.com, HowStuffWorks.com

Brokered Distribution ⟷ Owned Distribution

Mobile Entertainment & Internet Media Company Competitive Matrix


Existing Mobile Content Companies
Buongiorno
Dada Mobile
Playphone
New Motion
(Lagadere)
Glu Mobile
Jamster (Fox)
Hands On Mobile
Fully Integrated Mobile Entertainment & Internet Media Company
New Motion/Traffix
Combined Company
Ad Networks & Lead Generation
Blue Lithium
Traffix
Think Partnership
Miva
Aptimus
Right Media
Ad Supported Branded Content
Traffix
ESPN.com
Yahoo
MSN
iVillage
About.com
CNN.com
HowStuffWorks.com
Transactional
Recurring Revenue
Brokered Distribution
Owned Distribution

Summary Financials –Pro Forma and Projected Combined Revenue & Adjusted EBITDA Growth

$ in Millions

USD MLN	2005	2006	2007 (est.) (c)	2008 (est. range) (d)	% CHANGE 2007-2008
Revenues (a)	$69	$92	$115	$145-160	26%-39%
Adjusted EBITDA (b)(e)	$5	$7	$10	$18-23	80%-130%
AEBITDA Margin	8%	8%	9%	12%-14%	43%-66%

(a) Revenue for 2005 and 2006 is combined revenue and reflects the summation of NWMO and TRFX revenue for that fiscal year, as if the companies were combined as of January 1, 2005.

(b) Adjusted EBITDA reflects the combination of NWMO and TRFX results as if the companies were combined as of January 1, 2005 and reflects additional expenses to be incurred related to the acquisition. Adjusted EBITDA presented for all periods is a non-GAAP financial measure. Adjusted EBITDA refers to a financial measure defined as earnings before net interest, income taxes, depreciation, amortization and stock-based compensation. Adjusted EBITDA may not be comparable to EBITDA as reported by other companies because it is adjusted to exclude stock-based compensation, which is not excluded from EBITDA as reported by other companies. Adjusted EBITDA is a part of the internal management reporting and planning process and assists management in the evaluation of operating performance. It is not, and is not intended to be, a substitute for any GAAP financial measures.

(c) The information presented for 2007 consists of management's projected combined results of NWMO and TRFX as if the companies were combined as of January 1, 2007. These estimates are presented solely for the purpose of providing a better understanding of management's expectations concerning the results of the proposed combination transaction. Revenue and Adjusted EBITDA have been adjusted to eliminate intercompany transactions and to reflect additional expenses to be incurred related to the acquisition.

(d) The information presented for 2008 consists of management's projected combined results of NWMO and TRFX assuming the companies are combined as of January 1, 2008. These estimates are presented solely for the purpose of providing a better understanding of management's expectations concerning the results of the proposed combination transaction. Revenue and Adjusted EBITDA have been adjusted to eliminate intercompany transactions and to reflect additional expenses to be incurred related to the acquisition.

(e) The following table reconciles the combined companies' pro forma net income (to be presented in the New Motion and Traffix combined Proxy Statement/Prospectus on Form S-4) with Adjusted EBITDA for the 2006 fiscal year:

(in thousands)	Pro Forma Combined Year Ended December 31, 2006 (November 30, 2006 for Traffix)
Adjusted EBITDA	$ 7,476
Depreciation and amortization	(4,468)
Stock compensation expense	(665)
Interest income (expense), net	1,069
Other income (expense)	(268)
Provision for income taxes	(2,347)
Minority interest	(578)
Pro forma net income	$ 223

Future Growth Opportunities

- Surging consumer demand in US for wireless & online entertainment.
- Increased consumer mindshare online combined with enhanced digital advertising formats.
- Select international markets with scalable business model for future penetration.
- New products & applications built on unified tech platform.
- Mobile marketing supported by a large, wholly owned customer database.
- M&A platform to consolidate industry & diversify product sets.

Investment Opportunity

- Converges two growth industries with competitively differentiated business model.
- Shifted industry business drivers & created revenue model for tomorrow.
- Relative leadership position in the fast growing US market.
- Well capitalized business generating positive cash on the full year.
- Seasoned mgmt team with deep direct mktg, online, & wireless backgrounds.
- Proven ability to drive mobile offers together; over 5K domestic per day.
- Still relatively under-invested/under researched marketplace in US market.

Forward-Looking Statements

- This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform act of 1995.
- Forward-looking statements are statements that are not historical fact, are based on certain assumptions and reflect our current belief and expectations. These forward-looking statements are subject to risks and uncertainties, and other important factors that could cause actual results, performance, or achievements to differ materially from any future results, performance or achievements, discussed or implied by such forward-looking statements.
- The following factors among others could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements. The risk that the proposed transaction may not be completed in a timely manner if at all, the failure of stockholders to approve the transaction, the failure to realize synergies and cost savings from the transaction, or delay in realization thereof, the business of New Motion Inc. and Traffix Inc. may not be combined successfully, or such combination may take longer, be more difficult, time consuming or costly to accomplish than expected, operating costs and business disruption following the merger, including our relationships with third parties, general business and economic conditions, geopolitical events and regulatory changes, the performance of financial markets and interest rates, and the ability to obtain governmental approval of the transaction on a timely basis, as well as other relevant risks detailed in the filings of New Motion and Traffix with the Securities and Exchange Commission, and available at the SEC's Internet site located at www.SEC.gov.
- The information set forth herein should be read in light of such risks. The information set forth herein speaks only of the date hereof, and New Motion and Traffix disclaim any intention or obligation to update the information contained in this communication.

Important Additional Information and Where to Find it

- This communication is being made in respect of the proposed business combination involving New Motion Inc. and Traffix Inc. In connection with the proposed transaction, New Motion Inc. plans to file with the SEC a registration statement on Form S-4 containing a joint proxy statement/ prospectus, and each of New Motion and Traffix's plan to file with the SEC other documents regarding the proposed transaction.
- The definitive joint proxy statement/ prospectus will be mailed to stockholders of New Motion and Traffix. Investors and security holders of New Motion, Inc. and Traffix, Inc. are urged to read the joint proxy statement/prospectus and other documents filed with the SEC carefully in their entirety when they become available, because they will contain important information about the proposed transaction.
- Investors and security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus when available, and other documents filed with the SEC by New Motion and Traffix through the Web site maintained by the SEC at www.SEC.gov.
- Free copies of the registration statement and the joint proxy statement/ prospectus when available, and other documents filed with the SEC can also be obtained by directing a request to Ray Musci, President of New Motion, Inc. at 949-777-3700 extension 221, or by directing a request to Todd Framer, 212-682-6300 extension 215, or Beth Moore, 212-682-6300 extension 224 of KCSA investor relations for Traffix Inc.
- New Motion, Traffix and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect to the proposed transaction. Information regarding the identity of the persons who may, under SEC rules, be deemed to be participants in the solicitation of proxies and a description of their direct and indirect interests in the solicitation by security holdings or otherwise will be contained in the joint proxy statement/prospectus and any other relevant materials to be filed with the SEC when they become available.

Thank You